Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Aaidebook Holdings, Inc.
1960 NE 47th St STE 100
Ft Lauderdale, FL 33308
https://aaidebook.com/

Up to $1,200,000.00 in Common Stock at $1.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Aaidebook Holdings, Inc.
Address: 1960 NE 47th St STE 100, Ft Lauderdale, FL 33308
State of Incorporation: DE
Date Incorporated: September 28, 2023

Terms:

Equity

Offering Minimum: $15,000.00 | 15,000 shares of Common Stock
Offering Maximum: $1,200,000.00 | 1,200,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $500.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus | 5% Bonus Shares

Aaidebook Test the Waters Reservation Holders will receive 5% bonus shares.

Combo/Avid Investor Perk

Early Bird

Invest $500+ within the first two weeks and receive 5% bonus shares.

Early Silver

Invest $10,000+ within the first two weeks and receive 15% bonus shares.

Early Gold

Invest $25,000+ within the first two weeks and receive 17% bonus shares.

Early Platinum

Invest $50,000+ within the first two weeks and receive 20% bonus shares.

Volume-Based Perks

Tier 1

Invest $1,000+ and receive 5% bonus shares.

Tier 2

Invest $2,500+ and receive 7% bonus shares.

Tier 3

Invest $5,000+ and receive an Aaidebook T-shirt +10% bonus shares.

Tier 4

Invest $10,000+ and receive 6 Months of ONTIME ITS Software for home care, adult day care, or Medical Staffing firm free of charge including waiving an enrollment fee of $900 + 10% bonus shares.

Tier 5

Invest $25,000+ and receive Tier 3 and 4 + Round Closing Dinner Held at Chima Steakhouse in Fort Lauderdale within 30 days after closing. Travel & lodging are not included. No alternate date. + 12% bonus shares + be included in our Social Media Features (15-minute YouTube interview, 3 shorts for TikTok & Instagram. Filmed & released within 6 months of closing).

Tier 6

Invest $50,000+ and receive Tier 5 + 15% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Aaidebook Holdings Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 100 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Aaidebook is a forward-thinking provider of home healthcare services, specializing in the delivery of personalized and skilled care directly to the residences of our clients. Aaidebook enters the healthcare sector with a dual-fold mission: to address the imperative challenge of ensuring the seamless delivery of home healthcare. Despite the pressing demand for efficient care management, this industry remains fragmented and riddled with operational inefficiencies. Our comprehensive solution incorporates Software-as-a-Service ("SaaS") technology to optimize the operations of care providers, thereby bringing a sense of order to what is currently a chaotic landscape. We firmly believe that this approach represents the solution to a significant problem that profoundly impacts countless lives.

Additionally, our organization functions as a healthcare provider, offering in-home nursing and caregiver services tailored to elderly and ailing individuals. Our overarching mission is to empower senior citizens to maintain their residences rather than relocate to nursing homes, ensuring they receive the essential care needed for healthier and more fulfilling lives.

We are deeply committed to enhancing these services through the strategic deployment of technology. To this end, we have developed our proprietary software, known as "OnTime ITS," which we believe has demonstrated its efficacy in optimizing our operations. Recognizing the success of this software internally, we have expanded our horizons by extending licensing opportunities to other companies operating in the senior care and medical staffing sectors. We think this initiative will enable us to share our technological advancements and further enhance the quality of care provided to those in need.

Corporate Structure

HHC IT Solutions Inc ("HHC") was incorporated on October 13, 2017, in the state of Delaware. HHC holds the OnTime ITS software. Karl Pierre owned 100% of HHC common stock.

Aaidebook Inc ("Aaidebook Florida") was incorporated on February 17, 2020, in the state of Florida. Aaidebook Florida is the operating entity for homecare services. Karl Pierre owned 100% of Aaidebook Florida common stock.

Aaidebook Holdings, Inc. was incorporated in Delaware on September 28, 2023, as a holding company. Karl Pierre exchanged all of his shares of common stock of HHC and Aaidebook Florida in exchange for 4,640,000 shares of common stock of Aaidebook Holdings, Inc. After the share exchange, Aaidebook Holdings, Inc. owns 100% of the common stock of both HHC and Aaidebook Florida.

Competitors and Industry

Competitors

In the domain of Software as a Service (SaaS), our primary competitors encompass notable entities such as HHA Exchange, Syndata, and WellSky. Conversely, in our capacity as a service provider, we operate within a market containing approximately 1,500 home care agencies located within the state of New York, with the preponderance of these agencies being privately owned entities.

Among the subset of technology-focused agencies, Honor and Papa have emerged as prominent leaders, supported by venture capital investments. Their focus centers on the facilitation of client and independent caregiver matching in an effort to "uberize" the home care experience. What we believe distinguishes our organization is our distinctive dual approach: we not only offer direct home care services but also extend the licensing of our SaaS solutions and technological infrastructure to both competitive and non-competitive markets. We believe this unique strategy situates us advantageously to harness the industry's growth, positioning us to hopefully participate in the ascendant trends within the senior care and healthcare services sector.

Industry & Market

Aaidebook sets its sights on revolutionizing a historically technology-shy industry. As the demand for efficient care management and communication in one-on-one home healthcare services grows, we aim to have our proprietary software solutions sit at the forefront of this industry-wide transformation. The market is undergoing a pivotal shift, marked by an aging population, increased demand for in-home care, and advancements in medical technology, and is projected to grow from $133.7 billion in 2021 to $254.2 billion by 2030 (Source 1 | Source 2).

Source 1: https://www.cms.gov/files/document/highlights.pdf

Source 2: https://www.biospace.com/article/u-s-home-healthcare-services-market-size-to-hit-us-254-2-billion-by-2030/

We are strategically targeting specific segments within the healthcare industry, and the anticipated valuations for these segments are delineated as follows:

Direct Services Market: In the domain of direct home healthcare services, our primary focus is concentrated on the states of New York and Florida. According to data provided by the Centers for Medicare & Medicaid Services (CMS), the home healthcare sector in the United States boasted an annual valuation surpassing $120 billion as of the year 2021. Our strategic alignment with these states, and their relatively higher demand, is commensurate with the scale of this market.

Software Solutions Market: Our software solutions have a nationwide reach. The United States accommodates an extensive landscape comprising about 11,500 home care agencies, approximately 25,000 staffing agencies employing nearly 3 million healthcare professionals, and over 4,000 adult day care centers. Our software solutions are meticulously designed to meet the requirements of these agencies, enabling them to optimize their operational processes and enhance the quality of their services.

Furthermore, we think it is important to note that the broader healthcare industry in the United States is also expanding. Projections indicate an anticipated growth from $4.3 trillion in 2021 to a projected valuation of $6.2 trillion by the year 2028. We believe this trajectory of growth affords our services and software solutions the opportunity to effectively respond to the evolving needs of the healthcare sector.

These estimations and market valuations are derived from publicly accessible data originating from reputable sources, including the CMS and comprehensive industry reports.

Current Stage and Roadmap

Current Stage

Aaidebook, presently generating nearly $1 million in direct patient care services within the New York City region, has already garnered considerable attention. Our proprietary software, OnTime ITS, serves as the cornerstone of more than 40 companies, meticulously optimizing their operational processes. However, we remain resolutely forward-thinking, envisioning a broader horizon. Our plans involve the transformation of OnTime ITS into an industry-agnostic solution, effectively meeting the burgeoning demand for tools facilitating the management of modern remote workforces, irrespective of the industry.

Our success is exemplified by the fact that we have effectively licensed our software to over 40 providers on a national scale, a testament to its efficacy and widespread appeal in augmenting business operations. Furthermore, our leadership team brings a wealth of substantial experience to the forefront. CEO Karl Pierre has an impressive track record of over two decades in healthcare administration and management. We believe we are exceedingly well-prepared to meet the evolving requirements of the healthcare sector, with ample opportunities for expansion as we prepare to extend our direct services in New York and Florida, while concurrently adapting our industry-agnostic software to serve a more extensive clientele.

Future Roadmap

Over the forthcoming three-year period, our strategic focus is unequivocally directed towards achieving substantial expansion within our patient services division, with a discerning objective of attaining $50 million in annual revenue. This ambition is underpinned by a dual-pronged approach, as follows:

Strategic Acquisitions: We are resolutely committed to actively pursuing strategic acquisitions in both the states of New York (NY) and Florida (FL). These acquisitions would not only serve to broaden our geographical footprint but also facilitate access to existing patient bases and infrastructure, thereby expediting the trajectory of our growth.

Organic Growth: In addition to our acquisition strategy, we are unwavering in our dedication to nurturing organic growth within the patient services division. This entails an expansion of our service portfolio, an elevation in the quality of patient care, and the astute utilization of our expertise to both attract and retain clients.

Concurrently, within the realm of our software division, we aspire to establish ourselves as the preferred software solution for nascent home care agencies entering the market. We shall endeavor to emerge as the foremost choice for emerging agencies seeking to streamline their operations, effectively manage remote staff, and enhance overall operational efficiency. Simultaneously, we shall proactively target a share of the existing market by demonstrably showcasing the value and efficacy of our software solutions.

The Team

Officers and Directors

Name: Karl Pierre

Karl Pierre's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Chief Executive Officer, Principal Accounting Officer and Director
  Dates of Service: February, 2020 - Present
  Responsibilities: Karl is the Co-Founder, Chief Executive Officer, Principal Accounting Officer of Aaidebook, responsible for the executing company goals. Karl does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Entp Life
  Title: Owner
  Dates of Service: May, 2020 - Present
  Responsibilities: Social Media Marketing

Other business experience in the past three years:

- Employer: Wage Parity Planning
  Title: Consultant
  Dates of Service: January, 2015 - Present
  Responsibilities: Consulting Compensation & Benefits planning for NY based home care agencies.

Other business experience in the past three years:

- Employer: Avalanche Care Inc
  Title: CEO
  Dates of Service: January, 2001 - June, 2021

Responsibilities: CEO & Administrator for a NY based home healthcare company

Other business experience in the past three years:

- Employer: Passive Workforce
  Title: Co-Founder, Consultant, and Mentor
  Dates of Service: September, 2022 - Present
  Responsibilities: I function as a medical staffing consultant providing one on one coaching, web based webinars, and support for entrepreneurs working in the medical staffing industry.

Other business experience in the past three years:

- Employer: Solis Spaces
  Title: Co-Founder
  Dates of Service: December, 2021 - December, 2022
  Responsibilities: Secure office space, design, and manage renovations for use as co-working spaces in New York City.

Name: Laura Velasco Perez

Laura Velasco Perez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Human Resources Director, Secretary, Co-Founder
  Dates of Service: February, 2020 - Present
  Responsibilities: Laura plans, leads, directs, develops, and coordinates the policies, activities, and staff of the Human Resource department, ensuring legal compliance and implementation of the mission and talent strategy. Laura Does not receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Avalanche Care
  Title: Compensation Specialist
  Dates of Service: August, 2016 - February, 2022
  Responsibilities: Help to create plan of company benefits, such as compensation packages, insurance providers and options, and company retirement plan as well as distribute the information among the employees

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Aaidebook Holdings Inc was formed on September 28th 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Aaidebook Holdings Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Aaidebook Holdings Inc is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Stroke of Pen Risk Disclosure for Home Healthcare Services
The Company acknowledges the inherent risks associated with the transition from Fee-for-Service (FFS) to the Patient-Driven Groupings Model (PDGM) in government pricing models for home healthcare services. These "Stroke of Pen Risks" are regulatory changes that can significantly impact reimbursement rates and operational processes with minimal notice. Under PDGM, reimbursement shifts away from volume-based models to focus on patient characteristics and outcomes. Key risk factors include financial uncertainty due to reimbursement rate changes, operational adjustments, fluctuations in patient classification affecting reimbursement, billing complexities with 30-day billing periods, and the need for rigorous regulatory compliance. To mitigate these risks, The Company will closely monitor CMS updates, adapt budgeting, seek revenue diversification, invest in staff training and technology, ensure accurate coding, enhance billing and coding processes, establish a compliance team, and enforce regulatory adherence. Despite these challenges, The Company remains committed to providing exceptional care while safeguarding financial stability. We will adapt strategies as needed to address Stroke of Pen Risks and maintain our commitment to quality patient care.

Risk Disclosure for Minimum Wage Changes Impacting Healthcare Workers
The company acknowledges the risks associated with minimum wage changes, both at the state and federal levels, affecting healthcare workers. These changes can lead to increased labor costs, deviating from historical baselines. Wage parity laws, aimed at ensuring equitable pay among healthcare workers, may further contribute to short-term cost fluctuations. Key risk factors include mandated wage increases, wage parity laws, and delayed reimbursement rate adjustments in response to wage changes. To mitigate these risks, the company will continuously monitor legislative changes, adjust budgeting to account for wage increases, engage in proactive negotiations for timely reimbursement rate adjustments, and explore workforce optimization strategies. Our commitment is to provide high-quality healthcare services while maintaining financial stability, even when facing regulatory changes impacting labor costs.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management’s review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Karl Pierre	4,640,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,200,000 of Common Stock.

Common Stock

The amount of security authorized is 7,500,000 with a total of 5,800,000 outstanding.

Voting Rights

One Vote Per Share

Material Rights

The amount outstanding of 5,800,000 includes 1,160,000 issued but unexercised stock options.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 4,640,000
  Use of proceeds: Founder Issuance
  Date: September 28, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $460,706 compared to $808,935 in fiscal year 2022.

The 75.6% increase in revenue is attributable to patient census growth in the home healthcare services and increased software sales for OnTime ITS.

Cost of sales

Cost of Sales for fiscal year 2021 was $329,402 compared to $641,187 in fiscal year 2022.

The 94.7% increase in cost of sales is attributable to patient census growth in the home healthcare services concentrated mostly in personal care. In 2021 more services were skilled services and in 2022 the company opted to concentrate on personal care services.

Gross profits

Gross margins for fiscal year 2021 were $123,569 compared to $121,748 in fiscal year 2022.

The 1.5% decrease in gross profits is attributable to patient census growth in the home healthcare services concentrated mostly in personal care. In 2021 more services were skilled services and in 2022 the company opted to concentrate on personal care services to reduce the administrative burden created by providing skilled services.

Expenses

Expenses for fiscal year 2021 were $572,367 compared to $377,152 in fiscal year 2022.

The 34.2% decrease in expenses is attributable to patient census growth in the home healthcare services concentrated mostly in personal care. In 2021 more services were skilled services and in 2022 the company opted to concentrate on personal care services to reduce administrative burden created by providing skilled services. Resulting in $195,485 expense reduction.

Historical results and cash flows:

The Company is currently in the Growth stage and generating revenue. We are of the opinion that the historical cash flows are not indicative of the revenue and cash flows expected for the future because administrative & overhead expenses do not increase at the same ratio as cost of service to revenue. Past cash was primarily generated through skilled home healthcare services with a shift to increased personal care services. Our goal is to increase revenue and cash flow through onboarding and managing more personal care clients and software users. The company believes that future cash flow will increase with continued revenue growth and adjustments in administration as demonstrated in the company's financial statements. The increase in revenue combined with the decrease in expenses means improved cash flow.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 2023, the Company has capital resources available in the form of a $50,000 cash deposit held in escrow, and $24,034 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are Critical to our company operations. These funds are required to support day to day operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 94% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1 Year. This is based on a current monthly burn rate of $7,015 for expenses related to Administrative Cost - $5,405 , Operational Overhead Deficit $1,610.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 15 years assuming no increases in expenses This is based on a current monthly burn rate of $7,015 for expenses related to Administrative Cost - $5,405 , Operational Overhead Deficit $1,610.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including lines of credit for payroll coverage on cost of services and term loans if we decide an add-on acquisition is best for the Company in the future. We are not conducting any concurrent rounds of financing.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $5,800,000.00

Valuation Details:

*The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all outstanding options, warrants, and other securities with a right to acquire shares are exercised. There are no shares reserved for issuance under a stock plan. There is no preferred stock authorized to be converted to common stock.

1. Revenue Multiples:

Revenue multiples are a method where companies use their trailing twelve-month revenues and multiply it by a multiplier commonly seen in their industry.

As a hybrid company offering both healthcare services and SaaS, Aaidebook, is using a combination of applicable healthcare services ranging from 2X - 4.5X and SaaS ranging recently from 6.7X - 7.8X. If you take our trailing twelve-month revenue of $1,207,803, and multiply it by a multiple of 5X, our company would be valued at $6,039,015. We have elected to discount the valuation to $5,800,000 due to the Saas side of the business being relatively new. We chose the 5X multiple because it is on the lower side of the SaaS revenue multiple but the higher end of the healthcare revenue multiple and our company is currently more established in the healthcare services space.

2. Comparable Companies:

Addus Home Care (ticker: ADUS) and Amedisys, Inc. (ticker: AMED) are two notable players in the home healthcare arena.

Starting with Addus Home Care, their primary focus revolves around personalized care services. They provide vital assistance with day-to-day activities, ensuring that individuals can maintain their comfort and independence in their homes. With their market reach, they have carved a respectable valuation, hovering around $1.2 billion.

On the other hand, Amedisys, Inc., based in Baton Rouge, Louisiana, has expanded its presence on a broader spectrum within the healthcare sector. As one of the largest home health providers, their services don't stop at just regular home care. They have also secured a position as the second-largest hospice care provider in the U.S. Their diverse offerings and significant footprint in the market are reflected in their valuation, which significantly outpaces Addus at approximately $7.4 billion.

Both of these entities are publicly listed companies that are home healthcare providers that we have modeled our agency and strategy after.

3. Other Intangible Assets

Management's Experience: The experience, skills, and industry know-how of Aaidebook's management team can greatly influence the company's valuation. A well-experienced management team can navigate challenges efficiently and capitalize on opportunities, which can positively impact the growth trajectory of the company.

Proprietary Software (Ontime ITS): proprietary software can significantly boost a company's valuation, especially if it provides a competitive advantage or generates a steady revenue stream. OnTime has been developed, deployed, and is currently in use by over 40 providers in the healthcare industry.

Management's Brand & Social Media Reach: In today's digital age, having a strong brand and social media presence can translate to higher customer engagement, trust, and revenue. This reach can be a significant intangible asset, adding to the company's valuation. Founder Karl Pierre has a total reach of nearly 200,000 on social media and is a leader in the Home Healthcare, Medical Staffing, and tech-enabled healthcare space.

4. Conclusion

In conclusion, when considering revenue multiples, comparable companies, and other intangible assets, we decided on a pre-money valuation of $5,800,000.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,200,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  20.0%
  We will use 20% of the funds raised for market and customer research, new product development, and market testing.

- Company Employment
  20.0%
  We will use 20% of the funds to hire key personnel for daily operations, including the following roles: sales and marketing representatives. Wages to be commensurate with training,

- Working Capital
  53.5%
  We will use 53.5% of the funds for working capital to cover expenses for the caregiver payroll float, advertising add-on acquisitions as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://aaidebook.com/ (www.aaidebook.com/investors).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/aaidebook

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Aaidebook Holdings, Inc.

[See attached]

AAIDEBOOK HOLDINGS, INC.

FINANCIAL STATEMENTS
AS OF INCEPTION (SEPTEMBER 28, 2023)
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Aaidebook Holdings, Inc.
Fort Lauderdale, Florida

We have reviewed the accompanying financial statements of Aaidebook Holdings, Inc. (the "Company,"), which comprise the balance sheet as of September 28, 2023, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (September 28, 2023), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 6, 2023
Los Angeles, California

AAIDEBOOK HOLDINGS, INC.
BALANCE SHEET
(UNAUDITED)

As of inception	**September 28, 2023**
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & cash equivalents	$ -
Total current assets	**-**
	-
Total assets	**$ -**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Total Liabilities	$ -
STOCKHOLDERS EQUITY	
Common Stock	464
Subscription Receivable	(464)
Retained earnings/(Accumulated Deficit)	-
Total Stockholders' Equity	**-**
Total Liabilities and Stockholders' Equity	**$ -**

See accompanying notes to financial statements.

AAIDEBOOK HOLDINGS, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

As of inception	**September 28, 2023**
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	-
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

AAIDEBOOK HOLDINGS, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Subscription Receivable	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Inception date (September 28, 2023)	-				
Issuance of Common Stock	4,640,000	$ 464	(464)		$ -
Net income/(loss)	-	-		$ -	-
Balance— (September 28, 2023)	**4,640,000**	**$ 464**	**$ (464)**	**$ -**	**$ -**

See accompanying notes to financial statements.

As of inception	September 28, 2023
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net income/(loss)	$ -
Net cash provided/(used) by operating activities	**-**
CASH FLOW FROM INVESTING ACTIVITIES	
Purcahse of property and equipment	-
Net cash provided/(used) in investing activities	**-**
CASH FLOW FROM FINANCING ACTIVITIES	
Issuance of common stock	-
Net cash provided/(used) by financing activities	**-**
Change in cash	-
Cash—beginning of year	-
Cash—end of year	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES	
Purchase of property and equipment not yet paid for	$ -
Issuance of equity in return for note	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Aaidebook Holdings, Inc. was incorporated on September 28, 2023, in the state of Delaware. The financial statements of Aaidebook Holdings, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Fort Lauderdale, Florida.

Aaidebook Holdings, Inc. is a holding company to HHC IT Solutions Inc, (a Delaware corporation) and Aaidebook Inc, (a Florida corporation). On September 28, 2023, Aaidebook Holdings, Inc entered into a Share Exchange Agreement with Mr. Karl Pierre, who held 100% of the common stock shares of HHC IT Solutions Inc and 100% of the common stock shares of Aaidebook Inc. Under the terms of this agreement, Mr. Karl Pierre transferred his equity interest in both HHC IT Solutions Inc and Aaidebook Inc in exchange for a total of 4,640,000 shares of common stock of Aaidebook Holdings, Inc.

Aaidebook Inc, operating under the name "Aaidebook," is a forward-thinking home healthcare agency that stands at the intersection of technology and compassionate care. Specializing in serving the elderly and individuals with chronic illnesses, Aaidebook is more than just a healthcare provider; it's a holding company with a broader mission. Aidebook doesn't limit itself to direct patient care alone. Instead, it owns various technology and home care provider assets, skillfully managing these resources to fulfill a more profound mission. At the heart of this mission is a commitment to reducing unnecessary hospitalizations, containing healthcare costs, and improving the IT infrastructure for the entire home healthcare and medical staffing industry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year end of September 28th, as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of September 28, 2023, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will receive cash flow generated by subsidiaries.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 6, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 7,500,000 shares of Common Stock at a par value of $0.0001 per share. As of September 28, 2023, 4,640,000 shares have been issued and outstanding.

4. SHAREBASED COMPENSATION

During 2023, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended September 28,	2023
Expected life (years)	10.00
Risk-free interest rate	4.40%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.
The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Exercisable Options at September 28, 2023	-	$ -	-
Granted	1,160,000	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at September 28, 2023	1,160,000	$ -	-
Exercisable Options at September 28, 2023	-	$ -	-

Stock option expense for the years ended September 28, 2023, was $0.

5. DEBT

The Company currently has no debt on September 28, 2023.

6. RELATED PARTY

There are no related party transactions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of September 28, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from September 28, 2023 through November 6, 2023, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

AAIDEBOOK, INC.

COMBINED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Aaidebook Inc.
Fort Lauderdale, Florida

We have reviewed the accompanying combined financial statements Aaidebook Inc. (the "Company,"), which comprise the combined balance sheet as of December 31, 2022 and December 31, 2021, and the related combined statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the combined financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these Combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of Combined financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying combined financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying combined financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 10, 2023
Los Angeles, California

AAIDEBOOK INC.
COMBINED BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	25,399	$	40,368
Acccounts Receivable, net		60,871		43,371
Prepaids and Other Current Assets		88,561		131,000
Total Current Assets		**174,831**		**214,739**
Property and Equipment, net		1,198		2,418
Right-of-Use Asset		41,974		-
Security Deposit		3,700		6,272
Total Assets	**$**	**221,703**	**$**	**223,429**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	35,287	$	34,559
Due to Related Parties		-		1,000
Other Current Liabilities		39,763		21,948
Total Current Liabilities		**75,049**		**57,507**
Lease Liability		41,974		-
Total Liabilities		**117,023**		**57,507**
STOCKHOLDERS EQUITY				
Common Stock		536,297		351,704
Retained Earnings/(Accumulated Deficit)		(431,618)		(185,782)
Total Stockholders' Equity		**104,680**		**165,922**
Total Liabilities and Stockholders' Equity	**$**	**221,703**	**$**	**223,429**

See accompanying notes to financial statements.

AAIDEBOOK INC.

COMBINED STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 808,935	$ 460,706
Cost of Goods Sold	641,187	329,402
Gross profit	167,748	131,304
Operating expenses		
General and Administrative	410,117	572,367
Total operating expenses	410,117	572,367
Operating Income/(Loss)	(242,369)	(441,063)
Interest Expense	5,305	-
Other Loss/(Income)	(1,838)	(420,307)
Income/(Loss) before provision for income taxes	(245,836)	(20,755)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (245,836)**	**$ (20,755)**

See accompanying notes to financial statements.

AAIDEBOOK INC.

COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2020	1,000	**$ 323,776**	**$ (165,026)**	**$ 158,749**
Capital Contribution		27,928		27,928
Net income/(loss)			(20,755)	(20,755)
Balance—December 31, 2021	1,000	351,704	$ (185,782)	**$ 165,922**
Capital Contribution	-	184,593		184,593
Net income/(loss)			(245,836)	(245,836)
Balance—December 31, 2022	**1,000**	**$ 536,297**	**$ (431,618)**	**$ 104,680**

See accompanying notes to financial statements.

AAIDEBOOK INC.

COMBINED STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(245,836)	$	(20,755)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		1,220		957
Changes in operating assets and liabilities:				
Acccounts receivable, net		(17,500)		(43,371)
Prepaids and Other Current Assets		42,439		(43,354)
Credit Cards		727		10,420
Other Current Liabilities		17,815		21,948
Security Deposit		2,572		(3,900)
Net cash provided/(used) by operating activities		**(198,563)**		**(78,055)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		(1,449)
Net cash provided/(used) in investing activities		**-**		**(1,449)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		184,593		27,928
Due to Related Parties		(1,000)		1,000
Net cash provided/(used) by financing activities		**183,593**		**28,928**
Change in Cash		(14,970)		(50,576)
Cash—beginning of year		40,368		90,944
Cash—end of year	**$**	**25,399**	**$**	**40,368**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	5,305	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Aaidebook Inc. was incorporated on February 17, 2020 in the state of Florida, whereas HHC IT Solution Inc was incorporated in the state of Delaware. Both companies are fully owned by Karl Pierre. On September 28, 2023, the holding company Aaidebook Holdings, Inc., and it will be a holding Company to both Aaidebook Inc shares, and HHC IT solutions. The Combined financial statements of Aaidebook Inc. and HHC IT Solution (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Fort Lauderdale, Florida.

Aaidebook Inc, operating under the name "Aaidebook," is a forward-thinking home healthcare agency that stands at the intersection of technology and compassionate care. Specializing in serving the elderly and individuals with chronic illnesses, Aaidebook is more than just a healthcare provider; it's a holding company with a broader mission. Aidebook doesn't limit itself to direct patient care alone. Instead, it owns various technology and home care provider assets, skillfully managing these resources to fulfill a more profound mission. At the heart of this mission is a commitment to reducing unnecessary hospitalizations, containing healthcare costs, and improving the IT infrastructure for the entire home healthcare and medical staffing industry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
IT Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Aaidebook Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from offering personalized and comprehensive home healthcare services to elderly and those with chronic illnesses through OnTime ITS, a robust Software as a Service (SAAS) platform.

Cost of sales

Costs of goods sold include the cost of providing services by health and hospital companies.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 10, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the Combined balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed combined balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of use asset, net	$ -	$ 46,262	$ 46,262	$ 46,262
Liabilities				
Current portion of lease obligat	-	26,831	26,831	$ 26,831
Lease obligation	-	19,431	19,431	$ 19,431
Deferred rent current	-	-	-	$ -
Deferred rent non-current	-	-	-	$ -
Equity				
Retained Earnings	-	-	-	$ -
Total	$ -	$ -	$ -	$ -

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivable and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Lincesed home care (LHCSA) deposit	87,500	87,500
Integrated Billing Claim		43,500
Corporation Tax	1,061	-
Total Prepaids and Other Current Assets	**$ 88,561**	**$ 131,000**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued payable	39,763	-
Payroll Liabilities	-	130
Tax Credit	-	21,818
Total Other Current Liabilities	**$ 39,763**	**$ 21,948**

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consist of:

As of Year Ended December 31,	2022	2021
IT Equipment	$ 3,660	$ 3,660
Property and Equipment, at Cost	**3,660**	**3,660**
Accumulated depreciation	(2,462)	(1,242)
Property and Equipment, Net	**$ 1,198**	**$ 2,418**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $1,220 and $957, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,000 shares of stock at no par value. As of December 31, 2022, and December 31, 2021, 1,000 shares have been issued and are outstanding.

6. DEBT

Lease

On May 17, 2021, the Company Aaidebook Inc. entered into a lease agreement to rent business premises located at Fort Lauderdale, Florida. The lease period expiring in 2024. Our lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to our balance sheet as of December 31, 2022, as a result of the adoption of the accounting standard update on leases were as follows:

		December 31, 2022
Lease liability		
Beginning balance	$	46,262
Additions	$	-
Lease payments		(4,288)
Balance at end of period	$	41,974

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

		December 31, 2022
2023	$	27,280
2024		14,693
2025		-
2026		-
2027		
Thereafter		-
Total	**$**	**41,974**

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(62,568)	$	(121,795)
Valuation Allowance		62,568		121,795
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(226,375)	$	(163,807)
Valuation Allowance		226,375		163,807
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $889,211, and the Company had state net operating loss ("NOL") carryforwards of approximately $889,211. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the combined financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expenses. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

In the fiscal year 2021, the company Aaidebook Inc. received $1,000 from related company ENTP LIFE (owned by Karl Pierre). The loan was paid off completely in 2022.

9. COMMITMENTS AND CONTINGENCIES

Operating lease

On July 1, 2022, the company entered into a lease agreement with 21247 Jamaica Avenue Realty Corp to rent premises in New York. The rental agreement ended on July 31, 2023. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

Year	Obligation	
2023	$	8,400
2024		-
2025		-
2025		-
Thereafter		-
Total future minimum operating lease payments	**$**	**8,400**

Rent expenses were in the amount of $20,274 and $1,400, as of December 31, 2022 and December 31, 2021, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through October 10, 2023, which is the date the combined financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these combined financial statements.

11. GOING CONCERN

The accompanying combined financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $242,369, an operating cash flow loss of $198,563, and liquid assets in cash of $25,399, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the Combined financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying combined financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Aaidebook is a tech-forward home healthcare provider, specializing in delivering personal and skilled care services directly to clients' homes. The company has experienced year ...
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AAIDEBOOK HOLDINGS, INC.
Innovations in Home Health Care

$0 Raised

REASONS TO INVEST

- Aaidebook is seamlessly integrating technology with home care services, addressing a vital need to significantly reduce hospital readmissions, a mission vital for healthier communities.
- Our leadership team, led by CEO Karl Pierre, leverages over two decades of healthcare management expertise.
- Aaidebook's software solutions OnTime ITS is already optimizing 40+ companies. Aaidebook has generated close to $1 million in direct patient care.

Invest Now
$1.00 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$500	$5.8M

THE PITCH

Redefining Patient Care with Compassion and Tech

Aaidebook aspires to lead the charge in revolutionizing community based care through the integration of technology and home care services for the elderly and chronically ill. Our mission is laser-focused: to curb avoidable hospital readmissions. This entails enhancing post-hospitalization patient prognosis, ensuring adherence to care plans, and effectively impeding the progression of chronic diseases. Our commitment to this mission is actualized by actively participating in discharge planning, start-of-care procedures, and exclusively partnering with caregivers who share our values of sincerity, empathy, efficiency, and teamwork.



Aiming to be Leaders in Home Healthcare

Aaidebook is a Tech Enabled Platform Company that licenses Proprietary Software to healthcare providers and offers direct home healthcare services to the aging and chronically ill.

THE PROBLEM & OUR SOLUTION

An Innovative Approach to Home Healthcare

Aaidebook enters the healthcare arena with a dual mission: firstly, to address the challenge of ensuring seamless home healthcare delivery. Despite the urgent need for efficient care management, this sector remains fragmented and plagued with inefficiencies. Our holistic solution integrates software-as-a-service (SaaS) to streamline care providers' operations, bringing order to the chaos. We believe this presents a significant value proposition because it is the answer to a major problem that affects countless lives.

The Problem

- Aging American Population
- Fragmented Home Care Industry
- Operational Inefficiencies
- Aging Ownership

Our Solution

- Provide Direct Home Care
- Consolidate & Merge
- Tech Solutions
- Succession Planning

Our two-pronged business model encompasses home healthcare services and software licensing. The former involves direct patient care, generating nearly $1 million in annual revenue. The latter extends our innovative SaaS to home care agencies, adult day care centers, and medical staffing firms, which we believe multiplies our impact. By bridging the gap between care providers, patients, and insurers, we are improving healthcare management nationwide. With expansion plans in mind, we aim to deliver home care services in NY, FL, and TX while making our software accessible across the USA and Canada. Our industry-agnostic software, adaptable for any business deploying staff into the field, opens doors to a broader clientele. We feel that this approach is the prescription for success in an industry yearning for transformation.

Our Services

- Personal Care
- Occupational Therapy
- Nutritionists Consult

THE MARKET & OUR TRACTION

Aiming to Lead the Digital Revolution in Home Healthcare Services

Market Size & Growth Estimates



$133B
2021

$254B
2030

Aaidebook sets its sights on revolutionizing a historically technology-shy industry. As the demand for efficient care management and communication in one-on-one home healthcare services grows, we believe our proprietary software solutions sit at the forefront of the industry. The market is undergoing a pivotal shift, marked by an aging population, increased demand for in-home care, advancements in medical technology, and is projected to leap from $133 billion in 2021 to $254 billion through 2030 (Source).

The sector's high fragmentation, with a majority of providers being smaller independent agencies, has created a ripe environment for growth, according to our research.

As the demand for efficient care management and communication in one-on-one home healthcare services grows, our goal is for our proprietary software solutions **to become the industry leader.**

We've successfully licensed our software to **over 40 providers nationwide**, which proves its effectiveness and appeal in enhancing business operations.

We believe Aaidebook, currently generating close to $1 million in direct patient care services in the New York City area, is already making waves. Our proprietary software, OnTime ITS, finds itself at the heart of 40+ companies, optimizing their operations. But we're not stopping there. We envision a broader horizon, with plans to adapt OnTime ITS into an industry-neutral solution, catering to the growing demand for tools to manage the modern remote workforce, regardless of industry.


OnTime
Our proprietary software, OnTime ITS, finds itself at the heart of **40+ companies**, optimizing their operations.
OnTime
Time is Valuable
With OnTime ITS you can run your home care company with ease saving time where it really matters
Contact Us
Why should you use OnTime?

We've successfully licensed our software to over 40 providers nationwide, which proves its effectiveness and appeal in enhancing business operations. Additionally, our leadership team brings substantial experience to the table. CEO Karl Pierre has over two decades of experience in healthcare administration and management. We believe we are well-prepared to address the evolving demands of the healthcare sector, with ample opportunities for expansion as we prepare to extend our direct services in New York and Florida and tailor our industry-agnostic software to cater to a wider clientele.

WHY INVEST

A Vision for Faster Advancements in Healthcare


Join Us
Aaidebook is where genuine care meets unparalleled technological expertise.

In our visionary path forward, Aaidebook stands out by offering a unique combination of services. We are not only committed to providing top-notch patient care and streamlining home healthcare operations through our cutting-edge software but also, our dual approach significantly reinforces our capacity to innovate and adapt more swiftly in the ever-evolving healthcare landscape. We are even exploring the integration of AI functions, enabling us to coordinate care autonomously, a groundbreaking step in improving patient outcomes and optimizing efficiency.

With a clear and ambitious strategy, we believe our software solutions could be on the verge of becoming the go-to choice for home care agencies nationwide. We feel we're positioned at the forefront of a healthcare transformation, offering both substantial traction and promising potential.

Invest in Aaidebook today, and be a part of the healthcare transformation that makes lives healthier, happier, and more fulfilling for seniors and their families. **Join us in building a brighter future!**

ABOUT

HEADQUARTERS
1960 NE 47th St STE 100
Ft Lauderdale, FL 33308

WEBSITE
View Site

Aaidebook is a tech-forward home healthcare provider, specializing in delivering personal and skilled care services directly to clients' homes. The company has experienced year over year revenue growth since 2021. In addition to our core services, we offer our proprietary software solutions to other home care agencies, adult day care centers, and medical staffing companies.

TEAM



Karl Pierre
Co-Founder, Chief Executive Officer, Principal Accounting Officer and Director

Karl Pierre is a healthcare leader with 20+ years of experience, blending patient care and tech expertise. As CEO of a New York-based home care agency from 2013 to 2018, he achieved remarkable growth, increasing annual sales from $1.45M to $10.7M. Karl aims to lead the sector by expanding into software services.



Laura Velasco Perez
Human Resources Director, Secretary, Co-Founder

Laura is an experienced HR Director with 11+ years in the field. She excels in compensation, benefits, recruitment and is skilled at building HR departments, enhancing compensation, and fostering workplace harmony. Her innovative procedures optimize operations, align with company goals, and bring a comprehensive perspective to enhance home care services.

TERMS

Aaidebook

Overview

PRICE PER SHARE
$1

VALUATION
$5.8M

FUNDING GOAL
$15k - $1.2M

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Equity

MAX INVESTMENT
$1,200,000

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
15,000

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
1,200,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus | 5% Bonus Shares

Aaidebook Test the Waters Reservation Holders will receive 5% bonus shares.

Combo/Avid Investor Perk

Early Bird

Invest $500+ within the first two weeks and receive 5% bonus shares.

Early Silver

Invest $10,000+ within the first two weeks and receive 15% bonus shares.

Early Gold

Invest $25,000+ within the first two weeks and receive 17% bonus shares.

Early Platinum

Invest $50,000+ within the first two weeks and receive 20% bonus shares.

Volume-Based Perks

Tier 1

Invest $1,000+ and receive 5% bonus shares.

Tier 2

Invest $2,500+ and receive 7% bonus shares.

Tier 3

Invest $5,000+ and receive an Aaidebook T-shirt +10% bonus shares.

Tier 4

Invest $10,000+ and receive 6 Months of ONTIME ITS Software for home care, adult day care, or Medical Staffing firm free of charge including waiving an enrollment fee of $900 + 10% bonus shares.

Tier 5

Invest $25,000+ and receive Tier 3 and 4 + Round Closing Dinner Held at Chima Steakhouse in Fort Lauderdale within 30 days after closing. Travel & lodging are not included. No alternate date. + 12% bonus shares + be included in our Social Media Features (15-minute YouTube interview, 3 shorts for TikTok & Instagram. Filmed & released within 6 months of closing).

Tier 6

Invest $50,000+ and receive Tier 5 + 15% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Aaidebook Holdings Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 100 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Aaidebook.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Karl Pierre: Did you know that by 2030, nearly one in five Americans will be over 65, with baby boomers being the second largest demographic? Seniors require significant healthcare, mostly funded by taxpayers, as family support diminishes due to economic demands. Nursing homes historically served this population, but at $8,000 monthly, it's unsustainable. The government aims to shift care to homes, with home health costs amounting to $113 billion in 2019. This number is projected to reach over $200 billion by 2030. And here's where Aaidebook comes in.

Aadiebook is a tech-enabled home healthcare provider, offering life-sustaining services through nurses and caregivers. Our software, OnTime ITS, manages the logistical complexities of home care efficiently. It's a complete practice management system, handling personnel, medical records, billing, and more, allowing our staff to focus on what matters the most which is the patients. We not only provide direct services but also license our software to the broader industry, differentiating us from our competitors.

Our vision is to develop the industry's most intuitive software, facilitating efficient senior care. We are seeking to expand, make tech advancements, increase software sales, and grow our patient base.

Our mission is to reduce unnecessary hospitalizations and associated healthcare costs. We assist families in enrolling in home healthcare plans, providing services like medication reminders, meal prep, and companionship. Our caregivers become an integral part of the family's care team, collecting valuable data to enhance preventative care, ultimately improving outcomes and saving costs.

To illustrate this benefit, let's take a diabetic patient, imagine someone with a neglected foot wound, disregarding their dietary restrictions and their medication regimen. Such non-compliance puts them at high risk of infections, leading to hospitalizations, potential amputations, and increased healthcare costs. Home care, a more affordable alternative, can significantly reduce the likelihood of this chain of events, improving the patient's quality of life and alleviating the healthcare system's financial burden.

Instead of managing one patient like this in a facility, we can manage hundreds across a city. OnTime streamlines caregiver matching, scheduling, and record-keeping. We believe it's a game-changer for Ronald, who with our software could handle a diverse caseload of patients easily. He can search for available caregivers and dispatch cases to them with just a few clicks.

Once those patients are serviced it makes the financial management also easier.

Oriana Martinez Testimonial: OnTime? It's been a lifesaver! When I'm doing billing for our clients in home care and adult day care, it's a piece of cake. All the attendance records are neatly organized in one spot, no more fussing with different timesheets. It's accurate and ready for upload. I've done the manual entry thing before, and it's a real headache. But with OnTime, my team and I can process billing easily.

Karl Pierre: We've already made significant strides, with over 40 providers using our software and have generated over $900,000 in healthcare revenue from January through September of this year. Our growth strategy involves nationwide software licensing and delivering top-notch care directly. We continuously refine our software, driven by feedback and customer experiences.

Healthcare represents a massive $4 trillion industry in the US. We think that your investment can help curb government spending while ensuring elderly and chronically ill families receive the care that they deserve.

Now, you can join us. We welcome investments from forward-thinking individuals to realize our vision. Be a part of this transformative journey. Invest in Aaidebook today on StartEngine.com! Join us in reshaping elderly care in the United States.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

Gmail

Karl Pierre <karl@entplife.com>

TEST: We're Launching In 7 Days

Karl Pierre <socialmedia@entplife.com> Sat, Nov 4, 2023 at 4:20 PM
To: Karl Pierre <karl@entplife.com>

Hey Karl,

I'm excited to share that my company Aaidebook is starting a new funding round on StartEngine.com, beginning Monday, November 13th. This is a chance for those close to me—friends, family, colleagues, employees, clients, and you—to join in and invest in our home healthcare company and software, OnTime ITS.

If you're interested, you have until this Friday to let me know. Those who sign up early may get extra shares when they invest. It's a little thank you from us for getting involved at the start. Pre-registering means you get on a special list because of our relationship, and you'll have that perk. To learn more about Aaidebook and what we do, please visit our registration page ifor more information. https://www.entplife.com/aaidebooks-fundraising

Thank you for your support, and I'm looking forward to potentially having you on board with this new phase for Aaidebook.

Sincerely,

Karl Pierre
Aaidebook CEO

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Gmail

Karl Pierre <karl@entplife.com>

you need to invest in healthcare and in yourself

1 message

Passive Workforce <socialmedia@passiveworkforce.com> Thu, Aug 24, 2023 at 3:25 PM
To: karl@entplife.com

Dear ,

I hope this email finds you well.

I wanted to reach out and share some news from my end, specifically about Aaidebook, our tech-enabled home healthcare initiative. As you know, this venture has been a culmination of our collective knowledge and the trends we've observed in the healthcare sector.

For the first time, we're exploring the opportunity to raise funds to further our growth. This isn't just about expanding Aaidebook, but about redefining how we approach healthcare, how we integrate technology, and how we deliver unparalleled care.

Now, why am I sharing this with you?

Firstly, there's an opportunity for you to express interest in investing. Not just as a financial decision but as a way to back a system you understand, and potentially wish to replicate or integrate into your own ventures.

Secondly, by expressing your interest, you'll get insider access to understand the workings of our model. You've seen parts of it through our consultations, but this will be a deeper dive - a chance to learn how we've scaled, the challenges we've faced, and the solutions we've crafted. More importantly, it's about understanding how you can adapt these learnings to your own businesses, and how to think about channeling your deep expertise in healthcare into intelligent, future-forward investments.

I know you're well-versed with the nuances of our industry. So, I won't dress this up more than it needs to be. If this resonates with you, I'd love for you to be a part of it. If not, let me know why.

Pre-register



Karl Pierre
CEO
socialmedia@Passiveworkforce.com

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND

Karl Pierre • You
Real Estate & Healthcare Entrepreneur and Mentor.
2mo •

Hey LinkedIn community! Karl Pierre here, excited to take you on an exhilarating ride through my company Aaidebook Inc. – a revolutionary HealthTech-driven home health care and software venture. But here's the greatest part- you're not just a spectator; I am inviting you to learn and join forces with me in this amazing opportunity.

Our journey begins with the very first fundraising round utilizing Reg CF. This means we can open the investment to anyone who is interested in participating.

Imagine a world where healthcare and technology converge seamlessly, empowering homes with exceptional care. That's the vision propelling Aaidebook, and I'm leading the charge to craft a tech venture that reshapes the healthcare landscape.

I'm committed to documenting every twist and turn of our journey on social media. Witness our challenges, celebrate our victories, and become part of a vibrant, engaged community. So, this journey isn't just about raising funds; it's about sharing strategies that can reshape your own entrepreneurial path.

Watch the full video here: https://lnkd.in/enzdSEPS

#Aaidebook #Entrepreneurship #raisingcapital

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Hello %FIRSTNAME%,

I hope this message finds you well! I wanted to personally reach out and express my sincere gratitude for your interest in my venture, Aaidebook Inc. Your support and enthusiasm mean the world to me, and I'm truly excited to have individuals like you who believe in the vision I'm working to bring to life.

I'd like to extend an invitation to an exclusive webinar that I'll be hosting. This webinar is a chance for us to connect on a deeper level, where I'll be sharing insights into the project, answering any questions you might have, and providing a firsthand look at the exciting road ahead.

Webinar Details:

Date: Wednesday, August 30th
Time: 7:00 PM Eastern Time
🔗 Click here to register for the webinar and receive a reminder via email.

For your convenience, you can also directly access the Zoom meeting using the link below:

🔗 Access the Zoom Meeting directly

I'm genuinely looking forward to connecting with you and sharing more about this journey that's about to reshape the healthcare and tech landscape.

See you there!

Warm regards,

Karl Pierre Founder, Aaidebook Inc.

P.S. Feel free to share this invitation with anyone who might be interested in joining the webinar!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.



Karl Pierre
ENTP LIFE Founder
karlpierre@entplife.com



Karl Pierre via ecoms2.com
to me

10:44 AM (8 hours ago)

Hey Karl,

We're excited to announce that my company Aaidebook will be raising capital on the startengine platform.

Due to our recent successes we're looking to continue our growth and are expanding our vision through an upcoming capital fundraising round. This is a really exciting moment for us as we reflect on how far we've come to get to this point where we're looking to bring on new investors. The best part is through StartEngine's platform, we're able to host an equity crowdfunding campaign and open our fundraising round to our own community!

Right now I am building a list of interested investors. The best part is that if you're on this list you will be eligible for an additional bonus when the campaign goes live and you decide to invest.

To express interest use this link

Sincerely,

Karl Pierre
Founder of Aaidebook

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Campaign Preview

Hello %FIRSTNAME%,

I hope this email finds you well. I wanted to extend my gratitude for your interest in Aaidebook Inc. Your support and enthusiasm have been incredible, and I truly appreciate your commitment to our vision.

In case you missed the live webinar or would like to revisit the valuable insights shared, we've got you covered. You can now watch the full webinar recording at your convenience by clicking on the link below:

Watch The Full Webinar

During the webinar, we delved into the heart of Aaidebook Inc., discussing our mission, vision, and the transformative impact we aim to make in the healthcare industry. It was an engaging session filled with discussions about our journey, our goals, and how you can be part of this exciting venture.

Additionally, if you have any questions or would like to discuss anything further after watching the webinar, please don't hesitate to reach out.
Thank you once again for your continued support and interest in Aaidebook Inc. We believe that together, we can make a meaningful impact on the world of healthcare and technology.

Warm regards,

Karl Pierre

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.



Karl Pierre
ENTP LIFE Founder
karlpierre@entplife.com

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